UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Allied Waste Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

019589308

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,685,315 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,685,315 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,685,315 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 883,180 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 883,180 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,180 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo (UK) Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 515,943 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 515,943 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,943 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF III/AWI/RR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,614 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,614 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,614 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,034,438 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,034,438 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,034,438 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,047,052 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,047,052 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,047,052 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,644,540 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,644,540 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,644,540 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 871,206 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 871,206 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,206 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/AW LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,202,099 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,202,099 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,202,099 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,515,746 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,515,746 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,515,746 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019589308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,717,845 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,717,845 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,717,845 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 6 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on April 15, 1997, as amended and supplemented by Amendment No. 1 thereto filed on March 7, 1999, as amended and supplemented by Amendment No. 2 thereto filed on July 30, 1999, as amended and supplemented by Amendment 3 thereto filed on August 6, 2003, as amended and supplemented by Amendment No. 4 thereto filed on December 18, 2003, as amended and supplemented by Amendment No. 5 thereto filed on November 24, 2006, by (i) Apollo Investment Fund III, L.P. (“AIF III”), (ii) Apollo Overseas Partners III, L.P. (“Overseas III”), (iii) Apollo (UK) Partners III, L.P. (“Apollo UK”), (iv) Apollo Advisors II, L.P. (“Advisors II”), (v) Apollo Management, L.P. (“Management”), (vi) Apollo Investment Fund IV, L.P. (“AIF IV”), (vii) Apollo Overseas Partners IV, L.P. (“Overseas IV”), (viii) Apollo Advisors IV, L.P. (“Advisors IV”), (ix) Apollo Management IV, L.P. (“Management IV”), (x) Apollo/AW LLC (“Apollo/AW”, and together with AIF III, Overseas III, Apollo UK, AIF IV and Overseas IV, the “Apollo Funds”), and (xi) AIF III/AWI/RR LLC (“AIF/AWI”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Allied Waste Industries, Inc. (“Allied Waste” or the “Company”).  The Apollo Funds, AIF/AWI, Advisors II, Management, Advisors IV and Management IV are referred to collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on April 15, 1997, as amended.

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)           See the information contained on the cover pages of this Amendment No. 6 to Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Persons is based on 367,993,687 outstanding shares of Common Stock of the Company, as reported in its Report on Form 10-Q filed with the SEC on November 3, 2006.

(b)           See the information contained on the cover pages of this Amendment No. 6 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in Amendment No. 5 to Schedule 13D filed by the Reporting Persons on November 24, 2006.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

                On December 28, 2006, the Company and the Apollo Funds, together with Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners II L.P., a Cayman Islands limited partnership, Blackstone Offshore Capital Partners III L.P., a Cayman Islands limited partnership, Blackstone Family Investment Partnership II L.P., a Delaware limited partnership, and Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (collectively, the “Blackstone Shareholders”), and certain other shareholders of the Company (collectively, the “Other Shareholders”), entered into the First Amendment to the Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement Amendment”).  Pursuant to the terms of the Registration Rights Agreement Amendment, the Company agreed, in addition to their other rights under the Second Amended and Restated Registration Rights Agreement dated December 18, 2003 (the “2003 Registration Rights Agreement”) and among other things, to allow the Apollo Funds and the Blackstone Shareholders (the “Covered Shareholders”) to include certain shares of Common Stock they hold in any automatic shelf registration (a “WKSI Shelf”), or in any underwriting offerings initiated by the Company or the other Covered Shareholders that are registered on the WKSI Shelf (each such offering a “WKSI Shelf Takedown”), that the Company files for registration of the sale of any shares of Common Stock or shares of equity securities convertible into Common Stock by the Company or by one or more of the shareholders of the Company.  The Company also agreed to allow the Covered Shareholders to exercise their demand registration rights under the 2003 Registration Rights Agreement by requiring the Company to facilitate a WKSI Shelf Takedown at the request of the Covered Shareholders.  The Covered Shareholders agreed, among other things, that their demand registration rights would be limited to registrations of underwritten offerings involving the distribution of shares to the public in which reasonable efforts are made not to knowingly sell to any single buyer who would own, on a fully-diluted basis, more than 15% of the voting power entitled to vote in the general election of directors of the Company after completion of the offering.  The Covered Shareholders also agreed, among other things, that with respect to a WKSI Shelf, the lock-up period during which such shareholders would be prohibited from selling shares of Common Stock or equity securities of the Company convertible into or exchangeable for shares of Common Stock without the consent of the managing underwriter, would begin on the date the Company gave such parties notice of the proposed WKSI Shelf Takedown and continue until the shorter of (a) 90 days from the date of the related underwriting agreement, and (b) any shorter period applicable to the Company or the Covered Shareholders participating in the WKSI Shelf Takedown.  Further, the Company, the Apollo Funds, the Blackstone Shareholders, and the Other Shareholders agreed that the rights and obligations of the Other Shareholders under the Registration Rights Agreement Amendment would terminate, and the agreement would be of no further force and effect with respect to the Other Shareholders.

                On December 28, 2006, the Company, the Apollo Funds, the Blackstone Shareholders and the Other Shareholders also entered into the First Amendment to the Third Amended and Restated Shareholders Agreement (the “Shareholders Agreement Amendment”).  Similar to the provisions of the Registration Rights Agreement Amendment, the Shareholders Agreement Amendment provided that the Covered Shareholders would be restricted, among other things, from selling or otherwise disposing of their interest in their shares of the Company’s securities to any single buyer who would own, on a fully-diluted basis, more than 15% of the voting power entitled to vote in the general election of directors of the Company after completion of the sale.  The Covered Shareholders also agreed that with respect to a WKSI Shelf, the lock-up period during which such shareholders would be prohibited from selling shares of Common Stock or equity securities of the Company convertible into or exchangeable for shares of Common Stock without the consent of the managing underwriter, would begin on the date the Company gave such parties notice of the proposed WKSI Shelf Takedown and continue until the shorter of (a) 90 days from the date of the related underwriting agreement, and (b) any shorter period applicable to the Company or the Covered Shareholders participating in the WKSI Shelf Takedown.  Further, the Company, the Apollo Funds, the Blackstone Shareholders, and the Other Shareholders agreed that the rights and obligations of the Other Shareholders under the Shareholders Agreement Amendment would terminate, and the agreement would be of no further force and effect with respect to the Other Shareholders.

                Also on December 28, 2006, the Apollo Funds, the Blackstone Shareholders and certain of the Other Shareholders entered into a Second Amendment to the Amended and Restated Investment Agreement (the “Investment Agreement Amendment”).  Pursuant to the terms of the Investment Agreement Amendment, the Apollo Shareholders, the Blackstone Shareholders, and the Other Shareholders that are parties to the Investment Agreement Amendment agreed that the rights and obligations of the Other Shareholders under the agreement would terminate, and the agreement would be of no further force and effect with respect to the Other Shareholders.  In addition, the Investment Agreement Amendment amends certain notice provisions that relate to the Apollo Funds and the Blackstone Shareholders, including the requirement that the Covered Shareholders shall only be required to give notice to the Company upon exercise of a shelf, demand, or piggyback right pursuant to an automatic shelf registration statement.

                The foregoing descriptions of the Investment Agreement Amendment, the Registration Rights Agreement Amendment, and the Shareholders Agreement Amendment, do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement Amendment, the Registration Rights Agreement Amendment, and the Shareholders Agreement Amendment, copies of which have been filed as Exhibits 1, 2, and 3, respectively, to this Amendment No. 6 to Schedule 13D and are incorporated herein by reference as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:                Second Amendment to the Amended and Restated Investment Agreement dated as of December 28, 2006 by and among the Apollo Funds and the other parties signatory thereto.

Exhibit 2:                First Amendment to the Second Amended and Restated Registration Rights Agreement dated as of December 28, 2006 by and among Allied Waste Industries, Inc. and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K Current Report filed with the Securities and Exchange Commission on January 3, 2007 (File No. 001-14705)).

Exhibit 3:               First Amendment to the Third Amended and Restated Shareholders Agreement dated as of December 28, 2006 by and among Allied Waste Industries, Inc. and the other parties signatory (incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K Current Report filed with the Securities and Exchange Commission on January 3, 2007 (File No. 001-14705)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	January 4, 2007	APOLLO INVESTMENT FUND III, L.P.

By: APOLLO ADVISORS II, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO OVERSEAS PARTNERS III, L.P.

By: APOLLO ADVISORS II, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO (UK) PARTNERS III, L.P.

By: APOLLO ADVISORS II, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	AIF III/AWI/RR, LLC

By: APOLLO MANAGEMENT, L.P.
Its Manager

By: AIF III MANAGEMENT, L.P.,
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO ADVISORS II, L.P.

By: APOLLO CAPITAL MANAGEMENT II, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO MANAGEMENT, L.P.

By: AIF III MANAGEMENT, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO INVESTMENT FUND IV, L.P.

By: APOLLO ADVISORS IV, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO OVERSEAS PARTNERS IV, L.P.

By: APOLLO ADVISORS IV, L.P.
Its General Partner

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO ADVISORS IV, L.P.

By: APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO/AW LLC

By: APOLLO MANAGEMENT IV, L.P.
Its Manager

By: AIF IV MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	January 4, 2007	APOLLO MANAGEMENT IV, L.P.

By: AIF IV MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President